

07007132

UNITEDSTATES
CURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549


RECEIVED
AUG 2 9 2007
186

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southcoast Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 Buffalo Speedway, Suite 950
(No. and Street)

Houston	Texas	77098
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Wilson (281) 770-9270
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McElravy, Kinchen & Associates
(Name – *if individual, state last, first, middle name*)

12605 East Freeway, Ste.650	Houston	Texas	77015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southcoast Investment Group, Inc., as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARA S. AVALOS
Notary Public, State of Texas
My Commission Expires
August 16, 2010

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (p) Statement of Cash Flows

SOUTHCOAST INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS

REPORT PURSUANT TO RULE 17A – 5(d)

JUNE 30, 2007

McElravy, Kinchen & Associates, PC.
Certified Public Accountants

Registered, Public Company Accounting Oversight Board
Texas Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Southcoast Investment Group, Inc.
Houston, Texas

We have audited the accompanying statement of financial condition of Southcoast Investment Group, Inc as of June 30, 2007 and the related statement of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for my opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southcoast Investment Group, Inc as of June 30, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



McElravy, Kinchen & Associates, PC
Houston, Texas
August 28, 2007

Southcoast Investment Group, Inc.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007

ASSETS

Current assets:		
Cash in bank		11,164
Commissions receivable		41,649
Total assets	$	52,813

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued liabilities		1,000
Equity		
Common Stock, $1 par value per share; authorized 100,000 shares; issued and outstanding 10,000 shares		10,000
Paid in Capital		54,430
Retained earnings		(12,617)
Total stockholders' equity		51,813
Total liabilities and stockholders' equity	$	52,813

The accompanying notes are an integral part of the financial statements.

Southcoast Investment Group, Inc.

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2007

Revenues:		
Commission income	$	213,936
Expenses		
Commission expenses		78,921
Professional fees		17,469
Other operating expenses		92,271
Total expenses		188,661
Loss from operations		25,275
Other expense		
Interest Expense		9,000
Loss before provision of income taxes		16,275
Income taxes benefit (expense)		-
Net Income	$	16,275

The accompanying notes are an integral part of the financial statements.

Southcoast Investment Group, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2007

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance at June 30, 2006	$ 10,000	$ 54,430	$ (28,892)	$ 35,538
Add capital contributions	-	-	-	-
Net Income for the year	-	-	16,275	16,275
Balance at June 30, 2007	$ 10,000	$ 54,430	$ (12,617)	$ 51,813

The accompanying notes are an integral part of the financial statements.

Southcoast Investment Group, Inc.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2007

Cash flows from operating activities:	
Net Income	$ 16,275
Adjustments to reconcile net income to net cash	
Provided by (used for) operating activities:	
Increase in commissions receivable	(10,543)
Decrease in prepaid expense	1,125
Net cash provided (used) in operating activities	6,857
Cash flows from financing activates:	
Increase in paid in capital	-
Net cash provided (used) in financing activities	-
Net increase in cash	6,857
Cash at beginning of year	4,307
Cash at end of year	$ 11,164
Supplemental disclosures	
Cash paid during the period for:	
Interest	$ (9,000)
Income taxes	$ -

The accompanying notes are an integral part of the financial statements.

SOUTHCOAST INVESTMENT GROUP, INC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2007

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Southcoast Investment Group, Inc. (the "Company") is a Texas Corporation and is a registered broker-dealer maintaining its only office in Houston, Texas. It is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1, operated pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3, and did not hold customer funds or securities. The Company has been approved to conduct business on a fully disclosed basis through a clearing agent.

Income Taxes

Income tax expense includes federal taxes currently payable. Deferred taxes are accounted for under Financial Accounting Standard No. 109 (FAS 109), which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of such differences. Deferred income taxes arise primarily as a result of the use of accrual method for financial statement purpose and the cash basis for tax purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

All revenue is recognized when persuasive evidence of an arrangement exists, the service or sale is complete, the price is fixed or determinable and collectability is reasonably assured. Revenue is primarily derived commissions from financial institutions and other companies. Any commission expense due to agents is accrued along with the revenue earned at the time of the contract.

Credit Risk

The Company does not require collateral from its customers with respect to accounts receivable but performs periodic credit evaluations of such customer's financial condition.

NOTE 2 – INCOME TAXES

As of June 30, 2007, the Company has net operation loss carry forwards available to offset future income taxes totaling $ 40,864. If not used, these credits will expire in 2021.

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which is uncertain. According a valuation allowance, in an amount equal to the net deferred tax asset as of June 30, 2007 has been established to reflect these uncertainties.

Utilization of net operating loss carry forwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986. The annual limitation may result in the expiration of the net operating loss carry forwards before utilization.

NOTE 3 – NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1 was $14,784 at June 30, 2007, which exceeds required net capital of $5000.00 by $46,813. The ratio of aggregate indebtedness to net capital at June 30, 2007 was .2 to 1.

SOUTHCOAST INVESTMENT GROUP, INC

SUPPLEMENTARY SCHEDULES

JUNE 30, 2007

McElravy, Kinchen & Associates, PC.
Certified Public Accountants

Registered, Public Company Accounting Oversight Board
Texas Society of Certified Public Accountants

Independent Auditor's Report on
Supplementary Information Required by Rule 17A-5 of the
Securities and Exchange Commission

Board of Directors and Stockholders
Southcoast Investment Group, Inc.
Houston, Texas

We have audited the accompanying financial statements of Southcoast Investment Group, Inc as of and for the year ended June 30, 2007, and have issued our report thereon dated August 28, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relations to the basic financial statements taken as a whole.

McElravy, Kinchen & Associates, P.C.

McElravy, Kinchen & Associates, PC
Houston, Texas
August 28, 2007

www.McElravycpa.com | 12605 East Freeway, Suite 650 | Houston, TX 77015 | o 713-450-2727 | f 713-450-1120

Southcoast Investment Group, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

JUNE 30, 2007

Total equity from statement of financial condition	$	51,813
Less non-allowable assets:		
Statement of Financial Condition (NONE)		-
Net Capital	$	51,813

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	66
Minimum dollar net capital required	$	5,000
Net capital requirement (greater of above two figures)	$	5,000
Excess net capital	$	46,813

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (per statement of financial condition)	$	1,000
Ratio of aggregate indebtedness to net capital	2%	
Percentage of debt to debt-equity total computed in accordance with *Rule 15c3-1 (d)*	2%	

Reconciliation with Company's Computation

The above agrees with the Company's Computation (included in Part II of Form X-17a-5)

SCHEDULE II

SOUTHCOAST INVESTMENT GROUP, INC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15C3-3 OF THE SECURITITES EXCHANGE ACT OF 1934

JUNE 30, 2007

Southcoast Investment Group, Inc is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

McElravy, Kinchen & Associates, PC.
Certified Public Accountants

Registered, Public Company Accounting Oversight Board
Texas Society of Certified Public Accountants

Board of Directors and Stockholders
Southcoast Investment Group, Inc.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Southcoast Investment Group, Inc for the year ended June 30, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures used by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally

www.McElravycpa.com | 12605 East Freeway, Suite 650 | Houston, TX 77015 | o 713-450-2727 | f 713-450-1120

McElravy, Kinchen & Associates, PC.
Certified Public Accountants

Registered, Public Company Accounting Oversight Board
Texas Society of Certified Public Accountants

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

McElravy, Kinchen & Associates, P.C.

McElravy, Kinchen & Associates, PC
Houston, Texas
August 28, 2007

END